EXHIBIT 99.1

October 20, 2017

CORAL GOLD RESOURCES JOINS THE OTCQX MARKET IN THE UNITED STATES

Coral Gold Resources Ltd. (TSX-V: CLH; OTCQX: CLHRF) (“Coral” or the “Company”) is pleased to announce that the Company begins trading today on OTCQX under the symbol “CLHRF.”

Trading on OTCQX is designed to provide existing and future U.S. based shareholders with ease of trading Coral's shares and convenient access to its news and financial disclosures. U.S. investors can find current financial disclosure and Real-Time Level 2 quotes for the company on www.otcmarkets.com.

David Wolfin, President and Chief Executive Officer of Coral Gold Resources Ltd. stated that "Coral’s shares trading on the OTCQX gives us broader visibility and provides easier access for U.S. and International investors. We’re now entering a significant new era for the company. Coral’s sliding scale royalty on Barrick’s Robertson Property in Nevada, our portfolio of Nevada exploration properties in one of the world’s most prolific mining regions and our strong cash position offer an exceptional foundation for growth.”

Coral was sponsored for OTCQX by Euro Pacific Capital, Inc., a qualified third-party firm responsible for providing guidance on OTCQX requirements and recommending membership.

About OTC Markets Group Inc.

OTC Markets Group Inc. (OTCQX: OTCM) operates the OTCQX® Best Market, the OTCQB® Venture Market, and the Pink® Open Market for 10,000 U.S. and global securities. Through OTC Link® ATS, we connect a diverse network of broker-dealers that provide liquidity and execution services. We enable investors to easily trade through the broker of their choice and empower companies to improve the quality of information available for investors.

About Coral Gold Resources Ltd.

Coral Gold Resources is a precious metals exploration company, where it has explored one of the world’s richest gold districts in Nevada for over 30 years. The Company's primary asset is a sliding scale net smelter returns production royalty on Barrick Gold’s Robertson Property in Nevada. The Company also holds a portfolio of strategically-located exploration projects near Barrick Gold’s Pipeline/Cortez Mine Complex on Nevada’s Battle Mountain/Cortez Trend. Our overall objective is to generate long-term wealth for shareholders.

ON BEHALF OF THE BOARD

“David Wolfin”

__________________________________________

David Wolfin

President & Chief Executive Officer

Coral Gold Resources Ltd.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This release contains statements that are forward-looking statements and are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.